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                     February 20, 2024

       David Farnsworth
       Chief Financial Officer
       Mercury Systems, Inc.
       50 Minuteman Road
       Andover, MA 01810

                                                        Re: Mercury Systems,
Inc.
                                                            Form 10-K for the
Year Ended June 30, 2023
                                                            File No. 001-41194

       Dear David Farnsworth:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing